MAIL STOP 3561

September 12, 2007

Mr. John King
Chief Executive Officer and Chief Financial Officer
Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

       Re: Tech Laboratories, Inc.
              Form 10-QSB for Fiscal Quarter Ended June 30, 2007
              File No. 000-30172

Dear Mr. King:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Nature of Business and Going Concern, page 10

1.   We note your disclosures regarding the merger agreement with Renewal Biodiesel, a subsidiary of Crivello Group, LLC. Please tell us whether Crivello Group, LLC was a related party as defined by SFAS 57 prior to the merger agreement. Revise your disclosures to describe the nature of the related party relationship, if any, between Tech Laboratories, Inc. and Crivello Group, LLC prior to the merger agreement. We note your disclosure on page 22 that

John King
Renewal Fuels, Inc.
September 12, 2007
Page 2

management of the company, along with investors associated with management; control a majority of the outstanding shares.

2.   We note your disclosure regarding the July 2, 2007 agreement with Biodiesel Solutions, Inc. to acquire the remainder of their business. Please tell us whether this transaction was contemplated when the prior acquisition of the FuelMeister business by Renewal Biodiesel (and the subsequent reverse merger between Renewal Biodiesel and Tech Laboratories) was consummated. If not, please tell us the factors that were considered by the management of Biodiesel Solutions to divest only the FuelMeister business in March 2007, and then subsequently elect to sell the remaining business approximately three months later. We may have additional comments after reviewing your response.

3.   Please tell us how you evaluated the significance of the acquisition of the remaining business of Biodiesel Solutions in accordance with Item 310(c) of Regulation S-B, and tell us whether you intend to provide separate audited financial statements for this business. Please provide all supporting calculations for each test of significance.

Note 2 – Acquisitions, page 12

4.   We note your disclosure on page 13 that the acquisition of the FuelMeister business was accounted for using the purchase method of accounting under SFAS 141. Please clarify whether this disclosure relates to the acquisition of the FuelMeister business by Renewal Biodiesel, or to the reverse merger between Renewal Biodiesel and Tech Laboratories. If the disclosure relates to the acquisition of the FuelMeister business by Renewal Biodiesel, please tell us how you evaluated paragraphs D11-D13 of SFAS 141 to determine whether the transaction should be accounted for as a transaction between entities under common control, rather than a business combination under SFAS 141. If the disclosure relates to the reverse merger between Renewal Biodiesel and Tech Laboratories, it would appear that no goodwill or intangible assets should be recorded. Please advise and revise your disclosures as appropriate.

5.   We note that $118,000 of the purchase price for the FuelMeister business was allocated to a tradename which is not being amortized. Please tell us how you evaluated each of the factors in paragraph 11 and Appendix A of SFAS 142 to determine that an indefinite useful life was appropriate. We note that your financial statements include a going concern qualification, which would appear to indicate that the useful life of any acquired intangibles would be limited due to economic factors regarding your continuing viability. In addition, we note that the situations in which it would be appropriate to use an indefinite useful life for trademarks are limited to situations in which the acquired assets have a

demonstrated history of generating positive cash flows and are reasonably expected to do so for an indefinite period of time from the perspective of the acquiring entity. Please revise the financial statements and related disclosures accordingly.

6.   We note your disclosure that the net liabilities assumed of $1.677 million consist primarily of debt obligations relating to funding provided in conjunction with the reverse merger and recapitalization. Please tell us how you determined that it was appropriate to record deferred financing costs to be amortized over the life of the debt, including the specific accounting literature on which your conclusion was based. We note that a reverse merger recapitalization is treated for accounting purposes as the issuance of stock by the operating company for the net monetary assets of the shell company. To the extent that net liabilities are assumed, it would appear that such amounts would be treated as a reduction of stockholders' equity attributable to the reverse merger, rather than being capitalized as deferred financing costs. Please advise and revise the financial statements accordingly.

Note 3 – Summary of Significant Accounting Policies, page 14

7.   We note your disclosures on page 15 regarding intangible assets relating to the acquisition of the FuelMeister Business. Please revise your disclosures to include the information required by paragraphs 44-45 of SFAS 142.

8.   We note your disclosures regarding various loans which appear to be in default. Please reconcile the current debt maturities of $1.28 million to your disclosures regarding loans in default totaling $1.42 million, and revise the financial statements as appropriate.

9.   We note your disclosure on page 21 stating that you have not recorded a liability for the liquidated damages payable to Cornell Capital Partners L.P. relating to the debentures issued in December 2005. Please revise your disclosure to explain in more detail why you believe that no loss has been incurred in accordance with SFAS 5 and FASB Staff Position EITF 00-19-2. State whether you have been legally released from your liability under the registration rights agreement, and if not, why you believe that no loss has been incurred in accordance with paragraph 8 of SFAS 5. Also, please revise your disclosure to include all of the information required by paragraph 12 of FSP 00-19-2.

Item 3 – Controls and Procedures, page 45

10.   We note your disclosure that any system of controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given this qualification, your disclosure should be revised, if true, to state that your disclosure controls and procedures were *designed* to be effective at the reasonable assurance level and that they were determined to be effective at that reasonable assurance level. Alternatively, the reference to the level of assurance could be removed. Please advise and revise your disclosures accordingly.

11.   To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the effects of any revisions on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

Other 1934 Act Reports

12.   To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the disclosure requirements of SFAS 154 and Item 4.02 of Form 8-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Joshua Thomas, Staff Accountant, at (202) 551-3832 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Emerging Growth Companies